Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377

Merger Fact Sheet

Company	Duke Energy		Cinergy
Tickers	NYSE: DUK		NYSE: CIN

Descriptions	Based in Charlotte, North Carolina, Duke Energy is a diversified energy company, with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. www.duke-energy.com		Based in Cincinnati, Ohio, Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. www.cinergy.com

Major Businesses	Duke Power Duke Energy Americas (North America and International) Duke Energy Gas Transmission, including Union Gas Duke Energy Field Services Crescent Resources		Cincinnati Gas & Electric Company PSI Energy Union Light, Heat & Power Company Cinergy Marketing & Trading Inc. Cinergy Solutions Inc.

2004 Data** (rounded)	Assets:
Revenues:
Net income:
Electric Customers:
Gas Customers:
Generation Assets Owned:
Generation Assets Operated:
Service Territory:
Employees:
Miles of Transmission Pipeline:
Miles of Gas Gathering Pipeline:
Natural Gas Liquids Volume:
	Duke Energy Foundation Giving:	$55.5 Billion $22.5 Billion $1.5 Billion 2.2 Million 1.2 Million 32,000 MW 35,000 MW 22,000 square miles 21,500 17,500 59,000 357,000 barrels per day $13.5 Million	Assets: Revenues: Net income: Electric Customers: Gas Customers: Generation Assets Owned: Generation Assets Operated: Service Territory: Employees: Cinergy Foundation Giving:	$15 Billion $4.7 Billion $400 Million 1.5 Million 500,000 14,000 MW 19,000 MW 25,000 square miles 7,850 $6.5 Million

Strategic Rationale	•	Optimizes and strengthens portfolio of businesses	•	Transforming transaction
	•	Improves current situation and future prospects of Duke Energy North America	•	13.4% premium for current Cinergy shareholders
	•	Increases options for future restructuring; electric and gas businesses have stand alone scale	•	Increases scale and scope
	•	Creates immediate shareholder value	•	Consolidation of trading and marketing operations will enhance opportunities; reduce costs
			•	Reduces strategic risks: Duke's long power positions balance Cinergy's short positions
			•	Tax efficient for shareholders

Core Values	•	Stewardship—A commitment to health, safety, environmental responsibility and our communities	•	Focus on the customer—Listen. Show respect. Take ownership. Take action. Honor commitments
	•	Integrity—Ethically and honestly doing what we say we will do	•	Demonstrate environmental stewardship in all that we do
	•	Respect for the Individual—Embracing diversity and inclusion, enhanced by openness, sharing, trust, teamwork and involvement	•	Practice ethics, integrity and transparency in all that we do
	•	High performance—The excitement and fulfillment of achieving superior business results and stretching our capabilities	•	Be bold, aim high—expect high performance from yourself, your colleagues and your company
	•	Win-Win Relationships—Having relationships which focus on the creation of value for all parties	•	Strive for continuous improvement—think beyond what has been done before and innovate new ways to do what you do better, faster, cheaper
	•	Initiative—Having the courage, creativity and discipline to lead change and shape the future	•	Turn challenges and risks into opportunities by being proactive and creative
			•	Be flexible by being open to change and willing to learn new skills
			•	Demonstrate respect and value the opinions and differences of others
			•	Emphasize "Safety Always!"—watch out for the safety of each other and the public
			•	Value teamwork—one company, one stock, one team

New Company (pro forma)	Company Name: Corporate Headquarters:	Duke Energy Corporation Charlotte, North Carolina	Customers: Employees:	3.7 Million electric and 1.7 million gas 29,350

Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377
Subject Company: Deer Holding Corp.

Merger Fact Sheet

	Market Capitalization:	$36 Billion*	Generation Assets
	Total Assets:	$70.5 Billion**	Owned and/or Operated:	54,000 MW
	Revenues:	$27.2 Billion**	Service Territory:	47,000 square miles
	Net Income:	$1.9 Billion*

Executive Leadership	Chairman—Paul Anderson President and Chief Executive Officer—Jim Rogers

Board of Directors	The new Duke Energy board will be comprised initially of 10 members named by Duke Energy and five members named by Cinergy.

*
As of stock close May 6, 2005
**
As of December 31, 2004

Forward-Looking Statements

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

Participants in the Solicitation

        Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.